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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2007___ AND ENDING_____12/31/2007_____
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESCOM FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 S. Marengo Avenue
                                    (No. and Street)

SEC Mail Processing Section

Pasadena	California	91101	**APR 15 2008**
(City)	(State)	(Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Pipes, President/CEO   (626) 535 1000 Ext 8610
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION **PROCESSED**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*   **APR 3 0 2008**

McGladrey & Pullen, LLP   **THOMSON REUTERS**
                (Name - if individual, state last, first, middle name)

2001 South Barrington Ave., Ste. 303	Los Angeles	CA	90025
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Keith Pipes**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wescom Financial Services, LLC**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
President
Title

See Attached CA. Jurat with Affiant Statement
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

| Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any) |

State of California

County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me on this

_14_ day of _April_, 20 _08_, by
Date   Month   Year

(1)_____Keith Pipes_____,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
Signature of Notary Public

Place Notary Seal Above

─────── **OPTIONAL** ───────

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: _Annual Audited Report form X-17A-5 Part III_

Document Date: _April 14, 2008_ Number of Pages: _2_

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

 

END

